UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                SCHEDULE
                                   13G

                Under the Securities Exchange Act of 1934

                    (Amendment No.        2       )*

                      Real Goods Trading Corporation
                            (Name of Issuer)

                               Common Stock
                     (Title of Class of Securities)

                                756012 10 0
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person;
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     756012 10 0     13G       Page 2 of 4 Pages

  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Schaeffer      ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                    N/A
                                           (a) [  ]
                                           (b) [  ]

  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

  5  SOLE VOTING POWER

     1,875,895

  6  SHARED VOTING

     -0-

  7  SOLE DISPOSITIVE POWER

     1,875,895

  8  SHARED DISPOSITIVE POWER

     -0-

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,875,895

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     50.05%

 12  TYPE OF REPORTING PERSON*

     IN

                 *SEE INSTRUCTION BEFORE FILLING OUT!

                               SCHEDULE 13G

ITEM  1.

     (a)  Real Goods Trading Corporation

     (b)  555 Leslie Street
          Ukiah, CA  95482
ITEM  2.

     (a)  John Schaeffer

     (b)  555 Leslie Street
          Ukiah, CA  95482

     (c)  United States

     (d)  Common Stock

     (e)  756012 10 0

ITEM  3.  Not applicable

ITEM  4.  OWNERSHIP

     (a)  1,875,895

     (b)  50.05%

     (c)
            (i)     1,875,895

           (ii)     0

          (iii)     1,875,895

           (iv)     0

ITEM  5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

          Not Applicable.

ITEM  7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

          Not Applicable

ITEM  8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not Applicable

ITEM  9.  NOTICE OF DISSOLUTION OF GROUP

          Not Applicable

Item 10.  CERTIFICATION

          By signing below I certify that, to the best of my Knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 20, 1998
                                       [S]JOHN SCHAEFFER
                                          John Schaeffer